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                              May 10, 2022

       Tuvia Barlev
       Chief Executive Officer
       Actelis Networks, Inc.
       47800 Westinghouse Drive
       Fremont, CA 94539

                                                        Re: Actelis Networks,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed May 10, 2022
                                                            File No. 333-264321

       Dear Mr. Barlev:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 9, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       General

   1. We note that you removed disclosure from the previous amendment that disclosed that
                                                        "[t]he federal district
courts of the United States of America shall be the exclusive forum for the resolution of
any complaint, claim or proceeding asserting a cause of action arising under the Exchange Act
or the Securities Act." This language was the basis for comment
                                                        2 of our letter dated
May 9, 2022 where we requested a revision to Article XIII of Exhibit
                                                        3.5 to correspond to
the disclosure contained in the prospectus. It is not clear why you removed this disclosure
and elected not to revise Article XIII of Exhibit 3.5 consistent with our comment. As a
result, and because of the swapping of disclosure, we cannot reliably assess the
scope of the exclusive forum provision. Either restore the cited
 Tuvia Barlev
Actelis Networks, Inc.
May 10, 2022
Page 2
      prospectus disclosure from Amendment 2 and make corresponding revisions to Article
      XIII or advise us as to the precise contours of your exclusive forum provision and explain clearly whether your exclusive forum provision does or does not apply to claims arising under the federal securities laws.
       You may contact Mindy Hooker at 202-551-3732 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jay Ingram at 202-551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameTuvia Barlev
                                                           Division of
Corporation Finance
Comapany NameActelis Networks, Inc.
                                                           Office of
Manufacturing
May 10, 2022 Page 2
cc:       Eyal Peled
FirstName LastName